Filed by Wells Fargo & Company
Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Greater Bay Bancorp
Commission File No. 000-25034

NewsRelease

MEDIA		INVESTORS
Julia Tunis	Byron A. Scordelis	Bob Strickland	James Westfall
Wells Fargo	Greater Bay Bancorp	Wells Fargo	Greater Bay Bancorp
415-222-3858	650-838-6101	612-667-7919	650-838-6108

WELLS FARGO, GREATER BAY BANCORP AGREE TO MERGE

SAN FRANCISCO, May 4, 2007 – Wells Fargo & Company (NYSE: WFC) and Greater Bay Bancorp (NASDAQ: GBBK) have signed a definitive agreement for the acquisition of Greater Bay Bancorp by Wells Fargo in a stock-for-stock merger. The transaction, pending approvals by regulators and Greater Bay Bancorp shareholders, is expected to be completed in the fourth quarter of this year.

Greater Bay Bancorp, based in East Palo Alto, Calif., has $7.4 billion in assets, more than 1,800 employees, and serves consumers and businesses from 41 banking locations in and around the San Francisco Bay Area under names such as Mid-Peninsula Bank, Bank of Petaluma, Golden Gate Bank, Coast Commercial Bank, Peninsula Bank of Commerce, Mount Diablo National Bank, and Santa Clara Valley National Bank. Greater Bay Bancorp also owns ABD Insurance and Financial Services, the nation’s 15th largest retail insurance broker with locations throughout the west coast, and Matsco Financial Corporation, a national specialty lender primarily to veterinarians and dentists.

Under terms of the merger agreement, Greater Bay Bancorp’s shareholders will receive shares of Wells Fargo common stock for their shares of Greater Bay Bancorp common stock based on a Wells Fargo measurement price. The Wells Fargo measurement price will equal the daily volume weighted average price of a share of Wells Fargo common stock for each of the ten (10) consecutive trading days ending on the trading day immediately prior to the Greater Bay Bancorp shareholder meeting to approve the transaction.

If the Wells Fargo measurement price is greater than $32.175 and less than $39.325, the exchange ratio will be determined by dividing $28.50 by the measurement price. If the Wells Fargo measurement price is equal to or less than $32.175, then the exchange ratio will be 0.8858. If the Wells Fargo measurement price is greater than or equal to $39.325, then the exchange ratio will be 0.7247. Assuming a Wells Fargo measurement price between $32.175 and $39.325, the total value of the transaction would be approximately $1.5 billion, based on Greater Bay Bancorp’s shares on a fully diluted basis.

In connection with the merger agreement, Greater Bay Bancorp has granted Wells Fargo a customary 19.9 percent stock option.

“We are genuinely pleased and proud to be joining the Wells Fargo organization – one that is very much in alignment with our culture and values. Having fulfilled the immediate strategic and operating objectives that we have been pursuing in each of our major business activities over the past three years, we undertook a thoughtful review of our potential options for the future and determined with conviction that this path is clearly in the best long-term interest of our shareholders, our clients, our employees, and the communities that we serve,” said President and CEO of Greater Bay Bancorp Byron A. Scordelis. “Wells Fargo believes in all four of our operating businesses – regional community banking, commercial insurance brokerage, specialty finance, and trust – and is fully committed to growth and investment in each of these areas.”

“Greater Bay Bancorp is an exceptional organization that shares our belief in the benefits of having a diversified business model to satisfy all the financial needs of our customers and the commitment to support our communities with human, social and financial capital,” said Wells Fargo President and COO John Stumpf. “Together with a combined market share of 20.6% in the Greater San Francisco Bay Area Region, an enhanced distribution network and a broader array of products to offer Greater Bay Bancorp customers, we look forward to partnering with Greater Bay Bancorp’s team members to continue to strive to be the premier provider of financial services in every community in which we do business.”

“The customers and cultures of our two companies are remarkably similar. Greater Bay Bancorp and Wells Fargo share a commitment to people as a competitive advantage. We look forward to combining our resources and tapping into the talent at Greater Bay Bancorp to fulfill employment opportunities at Wells Fargo,” said Bob Worth, executive vice president and head of California Business Banking for Wells Fargo.

“We look forward to welcoming ABD’s more than 700 team members to Wells Fargo Insurance Services, Inc. (WFIS),” said Dave Zuercher, Chairman & CEO of WFIS. “ABD’s specialized products and exceptional service will increase our presence in the West and add important offerings to our nationwide business.” Wells Fargo Insurance Services is now the nation’s 5th largest insurance broker and the largest bank owned insurance brokerage.

Wells Fargo & Company is a diversified financial services company with $486 billion in assets, providing banking, insurance, investments, mortgage and consumer finance through more than 6,000 stores and the internet (wellsfargo.com) across North America and internationally. Wells Fargo Bank, N.A. is the only bank in the U.S., and one of only two banks worldwide, to have the highest credit rating from both Moody’s Investors Service, “Aaa,” and Standard & Poor’s Ratings Services, “AAA.”

FORWARD-LOOKING STATEMENTS

This news release has forward-looking statements about the proposed transaction between Wells Fargo and Greater Bay Bancorp. There are several factors – many beyond Wells Fargo’s and Greater Bay Bancorp’s control – that could cause actual results to differ significantly from expectations described in the forward-looking statements. For a discussion of some of these factors, refer to Wells Fargo’s and Greater Bay Bancorp’s reports filed with the SEC. The transaction is subject to regulatory approval, and Wells Fargo and Greater Bay Bancorp cannot be certain when or if or on what terms and conditions required regulatory approvals will be granted. Divestitures may be required for regulatory approval. This news release is not an offer of any securities for sale.

MORE INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

The proposed merger will be submitted to Greater Bay Bancorp’s shareholders for their consideration. Wells Fargo will file a registration statement with the Securities and Exchange Commission (SEC), which will include a proxy statement-prospectus describing the merger. Wells Fargo and Greater Bay Bancorp may file other relevant materials concerning the merger with the SEC. Shareholders of Greater Bay Bancorp and other investors are urged to read the registration statement and proxy statement-prospectus (and any amendments or supplements to those documents) when they become available, as well as other relevant documents filed with the SEC, because they will contain important information. When filed with the SEC, the registration statement and proxy statement-prospectus will be available free on the SEC’s website (http://www.sec.gov). In addition, Wells Fargo and Greater Bay Bancorp will provide free copies of the proxy statement-prospectus, and any SEC filings incorporated by reference into that document, upon request as follows:

Wells Fargo & Company, Attention Corporate Secretary, MAC N9305-173, Sixth and Marquette, Minneapolis, Minnesota 55479, (612) 667-8655.

Greater Bay Bancorp, Attention Corporate Secretary, 1900 University Ave., Sixth Floor, East Palo Alto, California 94303. (650) 838-6109.

Wells Fargo and Greater Bay Bancorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Greater Bay Bancorp shareholders in connection with the proposed merger. Information about Wells Fargo’s directors and executive officers and their ownership of Wells Fargo common stock is set forth in the definitive proxy statement for Wells Fargo’s 2007 annual meeting of stockholders, as filed by Wells Fargo with the SEC on Schedule 14A on March 17, 2007. Information about Greater Bay Bancorp’s directors and executive officers and their ownership of Greater Bay Bancorp common stock is set forth in the definitive proxy statement for Greater Bay Bancorp’s 2007 annual meeting of shareholders, as filed by Greater Bay Bancorp with the SEC on Schedule 14A on April 20, 2007. The proxy statement-prospectus for the proposed merger will provide more information about participants in the solicitation of proxies from Greater Bay Bancorp shareholders.

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